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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No.         )*

Riverbed Technology Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

768573107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 768573107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON RCM Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,665,325
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 3,519,655
8 SHARED DISPOSITIVE POWER 25,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,544,640
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA, OO

Item 1	(a)	Name of Issuer:

Riverbed Technology Inc

	(b)	Address of Issuer’s Principal Executive Offices:

199 Freemont St. San Francisco, CA 94105

Item 2	(a)	Name of Person Filing:

RCM Capital Management LLC

	(b)	Address of Principal Business Office:

Four Embarcadero Center San Francisco, California 94111

	(c)	Citizenship:

Delaware, USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

768573107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

	(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(H).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

Item 4	Ownership.

(a) Amount beneficially owned: 3,544,640**

(b) Percent of Class: 5.1%**

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,665,325**

(ii) Shared power to vote: -0-

(iii) Sole power to dispose or direct the disposition of: 3,519,655**

(iv) Shared power to dispose or direct the disposition of: 25,550**

**This report is being filed on behalf of RCM Capital Management LLC (“RCM”), a Delaware limited liability company and investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The securities reported herein are held by certain investment advisory clients or discretionary accounts of which RCM is the investment adviser. Investment advisory contracts grant to RCM voting and/or investment power over the securities held by such clients or in such accounts. As a result, RCM may be deemed to be the beneficial owner of such securities within the meaning of rule 13d-3 under the Act.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

RCM’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2009

By	/s/ Gregory M. Siemons
Gregory M. Siemons
Director, Head of Compliance
RCM Capital Management LLC

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